NOTIFICATION OF LATE FILING
                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING
                                                             CUSIP:  63936G 10 1
                                                        SEC File No.:  000-50340


(Check one):  [ ] Form 10-K   [  ] Form 20F  [  ] Form 11-K  [x] Form 10-Q
              [ ] Form N-SAR  [  ] Form N-CSR

                       For Period Ended:  December 31, 2005

                       [  ]  Transition Report on Form 10-K
                       [  ]  Transition Report on Form 20-F
                       [  ]  Transition Report on Form 11-K
                       [  ]  Transition Report on Form 10-Q
                       [  ]  Transition Report on Form N-SAR

      For the Transition Period Ended: ___________________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Navstar Media Holdings, Inc.
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Full Name of Registrant

Premier Document Services, Inc.
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Former Name if Applicable

26, Chaowai Road, Suite A2205,   Chaoyang District, Beijing, 100020, China
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Address of Principal Executive Office (Street and Number)

PART II - RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b) [Section 23,047], the following should be completed.

(Check box if appropriate)

     [X] (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     [X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

     [ ] (c) The accountant's statement or other exhibit required by Rule
          12b-25(c) has been attached if applicable.

PART III - NARRATIVE

Because of the logistical issues associated with the geographical constraints of business operations within the People's Republic of China, additional time is needed to ensure accurate preparation of the Quarterly Report on Form 10-QSB for the period ended March 31, 2006.

PART IV - OTHER INFORMATION

     (1) Name and address of person to contact in regard to this notification:

          Don B. Lee, CEO
          Navstar Media Holdings, Inc.
          26, Chaowai Road, Suite A2205,
          Chaoyang District, Beijing, 100020, China


     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). [X] Yes [ ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [ ] Yes [X] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     Navstar Media Holdings, Inc. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:  May 15, 2006               By:  /s/ Don Lee
                                    ------------------
                                    Don Lee, Chief Executive Officer